EXHIBIT 4
                                                                       ---------


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 and supplementary information in schedules 1 and 2 attached and is based on information available to January 31, 2003.


FORWARD LOOKING STATEMENTS

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond ARC's control, including: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, and the lack of availability of qualified personnel or management; fluctuations in commodity prices, foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. In addition there are numerous risks and uncertainties associated with oil and gas operations and the evaluation of oil and gas reserves. Therefore ARC's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, what benefits that ARC will derive therefrom.

2002 HIGHLIGHTS

CDN$ millions, except per share and volume data             2002        2001
================================================================================

Cash Flow from Operations (1)                             $   224     $   260
Cash Flow from Operations per unit                        $  1.87     $  2.55
Net Income                                                $    68     $   138
Net Income prior to non recurring items (2)               $    94     $   138
Distributions per Unit                                    $  1.56     $  2.31
Daily Production (boe/d)                                   42,425      43,111
================================================================================

----------
(1)  Before changes in non-cash working capital

(2) Prior to a one-time charge related to the internalization of the management contract


Strong crude oil prices, moderate natural gas prices and excellent drilling results combined to generate superior financial and operating results during 2002. Even with a 23% decline in natural gas and natural gas liquids prices in 2002, cash flow from operations was $224 million with $68 million of earnings generated. The year-over-year decline in cash flow of $36 million was primarily caused by weaker gas prices offset in part by the Trust's hedging activities which resulted in a hedging gain on natural gas production of $0.55 per mcf in 2002 compared to a gain of $0.22 mcf in 2001. The Trust also experienced higher operating costs on its non-operated properties, as discussed in the Netbacks section of this report, but benefited from declining interest rates resulting in a $5 million decrease in interest expense.

Net income was impacted by all the same factors as cash flow plus the one-time non-cash expense of $25.9 million for the internalization of the management contract that took place in the third quarter of 2002. Other non-cash expenses were relatively consistent from 2001 to 2002.

A capital investment program of $207 million added reserves at an attractive rate of $9.27/boe. Oil and gas production rates declined 1.6 per cent with production additions offsetting natural production declines.


In 2002 ARC took advantage of a significant number of acquisition opportunities in core areas for longer-term growth by purchasing reserves with substantial development drilling upside. The initial development drilling program on newly acquired lands was very successful, resulting in production additions in late 2002. ARC's strategy focused on development of the significant inventory of internally generated development drilling prospects, which will continue to provide a low-risk, stable source of longer-term growth.

ARC takes a very disciplined approach to making acquisitions to ensure accretion to the existing asset base for unitholders. Net acquisitions of $119 million were concentrated in the Trust's five core operating areas increasing production by 4,100 boe per day and reserves by 13.0 mmboe for an average cost of approximately $29,000 per producing boe per day and $9.18 per boe of established reserves.

PRODUCTION

Production volumes for 2002 averaged 42,425 boe per day, representing a modest decrease of 1.6 per cent from the 2001 average of 43,111 boe per day. The Trusts' 2002 production portfolio was weighted 49% oil, 43% natural gas and 8% natural gas liquids on a per boe basis.

In 2002, 56 properties located within the Trust's five core areas, accounted for 90% of the Trust's production with no one property accounting for more than seven per cent of total production. This diversification of production enhances the Trust's ability to predict ongoing production levels, cash flows from operations and cash distributions.

                                                      2002                  2001
--------------------------------------------------------------------------------
Crude Oil (bbl/d)                                   20,655                20,408
Natural Gas Liquids (bbl/d)                          3,479                 3,511
Natural Gas (mcf/d)                                109,745               115,150
--------------------------------------------------------------------------------
TOTAL PRODUCTION - BOE/D                            42,425                43,111
--------------------------------------------------------------------------------

Crude Oil and Natural Gas Liquids                      57%                   55%
Natural Gas (1)                                        43%                   45%
--------------------------------------------------------------------------------
TOTAL PRODUCTION                                      100%                  100%
--------------------------------------------------------------------------------

----------
(1)  converted to boe on a 6:1 basis


MARKETING AND PRICES

CRUDE OIL PRICING

West Texas Intermediate at Cushing, Oklahoma (WTI) is the benchmark for North American oil prices. The WTI oil price averaged US$26.10/bbl in 2002, up slightly from US$25.93/bbl in 2001. Canadian crude oil prices are based upon refiners' postings, primarily at Edmonton, Alberta and represent the WTI price, adjusted for transportation and quality differentials and the Canadian/US exchange rate. ARC's average field price reflects the refiners' posted price at Edmonton, Alberta less deductions for transportation from the field and adjustments for ARC's product quality relative to the posted price. ARC's average field price in 2002 was $35.27/bbl ($33.00/bbl in 2001) as compared to $39.71/bbl ($39.29/bbl in 2001) for the average of the light sweet postings at Edmonton. This discount to the average Edmonton posted price reflects the high quality of ARC's crude oil mix, which is comprised of 60 per cent light sweet (greater than 35(0) API) crude, 30 per cent medium gravity and 10 per cent heavy gravity oil (less than 23(0) API). ARC's average oil price, net of all hedging transactions in 2002 was $31.63/bbl, very comparable to the 2001 average of $31.70/bbl. Crude oil is sold under 30 day evergreen contracts while natural gas liquids are sold under annual arrangements.

NATURAL GAS PRICING

US natural gas prices are typically referenced off NYMEX at Henry Hub, Louisiana, while Alberta and British Columbia natural gas prices are referenced off of the AECO Hub in Alberta and the Sumas Hub in Washington, respectively.

Natural gas prices fluctuated in 2002 with prices under $2.00/mcf in July to in excess of $6.50/mcf in December. ARC's average wellhead gas price, prior to hedging transactions, decreased by 30% to $3.86/mcf in 2002 from $5.50/mcf in 2001. ARC's prices, including hedging gains, were $4.41/mcf in 2002 and $5.72/mcf in 2001. AECO Hub prices were $4.08/mcf and $6.28/mcf for 2002 and 2001, respectively.

HEDGING

The Trust's hedging activities are conducted by an internal Risk Management Committee, which has the following objectives as its mandate:

     o    Protect Unitholder return on investment

     o    Stabilize monthly distributions

     o Employ a portfolio approach to hedging by entering into a number of small positions that build upon each other

     o Participate in commodity price upturns to the greatest extent possible, while limiting exposure to price downturns

     o Ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions

The 2002 prices included a hedging gain of $0.55/mcf for natural gas and a loss of $3.64/bbl for oil; 2001 prices included a hedging gain of $0.22/mcf for natural gas and a loss of $1.30/bbl for oil.

For 2003 ARC has hedged approximately 50% of oil production volumes at an average price of approximately US $26.00/bbl and 30% of natural gas production volumes utilizing a variety of contracts at an average price of approximately $5.30/mcf. The Trust's Risk Management Committee is authorized by the Board of Directors of ARC Resources Ltd. ("ARC Resources" or "ARL") to hedge up to 50% of the Trust's production on a boe basis for a period of up to 12 months, and up to 25% of the Trust's production for the next consecutive 12 month period. The Trust's hedging activities secured prices at a level sufficient enough to allow the Trust to increase first quarter 2003 distributions to $0.15 per unit per month.


REVENUE

Revenue, prior to hedging transactions, decreased to $451.9 million in 2002 compared to $516.6 million in 2001. The decrease was primarily due to lower natural gas prices and a minor decline in total production volumes. Hedging losses of $7.0 million in 2002 and $1.0 million in 2001 resulted in production revenue net of hedging losses of $444.8 million in 2002 and $515.6 million in 2001.


NETBACKS

A 2002 operating netback of $16.78/boe compared to $20.15/boe in 2001 reflected the 23% decline in natural gas and natural gas liquids prices and higher operating costs in 2002. Operating costs, net of processing income, increased to $6.45/boe in 2002 up from $5.47/boe in 2001. This increase can primarily be attributed to higher costs on the Trust's non-operated properties as those operators performed maintenance and conducted turnarounds which increased operating costs and temporarily reduced volumes resulting in higher operating costs per boe. The components of operating netbacks are shown below:

NETBACK ($/BOE)                                         2002               2001
--------------------------------------------------------------------------------
Market Price                                           29.19             32.82
Cash hedging (loss)                                    (0.61)            (1.26)
Non-cash hedging gain                                   0.15              1.20
--------------------------------------------------------------------------------
Selling Price                                          28.73             32.76
Royalties                                              (5.50)            (7.14)
Operating Costs                                        (6.45)            (5.47)
--------------------------------------------------------------------------------
Netback                                                16.78             20.15
================================================================================

RECYCLE RATIO

A key indicator of profitability in the oil and gas sector is the recycle ratio, which is defined as the operating netback divided by the three-year average finding, development and acquisition costs ("FD&A"). ARC's recycle ratio continues to be one of the highest in the industry.

RECYCLE RATIO                                           2002              2001
--------------------------------------------------------------------------------
Netback ($/boe)                                        16.78            20.15
Three-Year average FD&A ($/boe)                         8.21             6.94
Recycle Ratio                                            2.0              2.9
Inception-to-date FD&A ($/boe)                          6.59             6.32
Recycle Ratio                                            2.5              3.2
================================================================================


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") expenses, net of overhead recoveries on operated properties, increased in 2002 to $15.4 million ($0.99/boe) from $11.8 million ($0.75/boe) in 2001. The increase in G&A was due primarily to hiring additional staff and changes to ARC's employee benefits program. This results in a more complete staff compliment to provide for the Trust's future growth. The Trust's G&A costs per boe are continuously monitored internally by management and are benchmarked against other comparable sized Trusts. The Trust did not capitalize any G&A in 2002 or 2001.


INTERNALIZATION OF MANAGEMENT CONTRACT

On August 29, 2002, the Trust eliminated the external management contract and related fees through the purchase of ARC Resources Management Ltd. ("ARML" or the "Manager").

Two assets were acquired in this transaction; a future cash flow equal to three per cent of net operating income, and the direct hiring of existing management and approximately 135 employees of the Manager. ARC has accounted for this transaction by capitalizing the amount that relates to the three per cent of net operating income (based upon an independent reserve evaluation) of ARC's established reserves on a produce-out basis over the remaining five year term of the management contract, and retention bonuses to be paid out over the next five years to senior management. The remainder, which was expensed, consists of the purchase of the three per cent revenue stream over and above the existing established reserves for the next five years and future acquisition and disposition fees.

The purchase price includes an obligation to pay $5.0 million of future retention bonuses to senior management. The bonuses will be paid out in equal amounts over a five year period if the officer stays employed by the Trust. In the event of a departure of any officer, future bonus payments will be forfeited to the benefit of the Trust. The $1.0 million current portion of the bonus is included in accounts payable and accrued liabilities. The remaining $4.0 million has been set up as a long-term liability.

The total purchase price of $55.9 million was paid for with cash, exchangeable shares and trust units. The exchangeable shares and trust units are subject to escrow and forfeiture provisions for most of the shareholders of ARML. The provisions were put in place to ensure management and staff remain employees of ARC and continue to add value for the Trust and its unitholders (see note 5 to the Financial Statements for additional information).

The Manager received a management fee of three per cent of net operating income, which amounted to $5.2 million or $0.33 per boe for the period ended August 29, 2002 compared to $8.8 million or $0.56 per boe for the year ended December 31, 2001.

INTEREST EXPENSE

Interest expense decreased to $12.6 million in 2002 from $17.1 million in 2001 as a result of a lower monthly average debt balance and lower interest rates. Long-term debt was reduced in May with net proceeds of $114.5 million from the issue of 10.0 million trust units. Interest expense was minimized over the course of the year by financing debt through the issuance of lower cost bankers' acceptances as opposed to borrowing at the prevailing bank prime interest rates.


FOREIGN CURRENCY GAINS AND LOSSES

ARC has $65 million in US denominated long-term debt that is subject to changes in the Canadian/U.S. dollar exchange rate. The unrealized gains and losses associated with the fluctuations in the exchange rate are now recorded in income based upon change in foreign exchange rates between reporting periods.(see note 3 to the Financial Statements for additional information).

Prior to 2002, unrealized foreign exchange gains and losses were deferred and amortized over the life of the debt. A new accounting policy effective January 1, 2002 required that such unrealized gains and losses be recorded in income in the period in which they relate rather than be deferred and amortized. As a result of this change in accounting policy, certain 2001 amounts have been restated to reflect the impact of the new accounting policy which was applied retroactively.

In 2002 ARC recorded a foreign exchange gain of $607,000 compared to a loss of $3,297,000 in 2001.


TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $1.4 million in 2002 versus $1.8 million in 2001.

As a result of the Startech acquisition in 2001, a future income tax liability of $203 million was recorded on the balance sheet in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP" or "GAAP". This liability was initially recorded by multiplying the corporate tax rate of approximately 44% by the difference between the purchase price of the Startech assets and the amount of tax pools at the date of the acquisition. In the Trust's structure, payments are made between ARC Resources and the Trust transferring both income and future tax liability from ARC Resources to the individual unitholders. Therefore, it is the opinion of management that no cash income taxes will be paid by ARC Resources in the future and as such the future income tax liability recorded on the balance sheet will be recovered through earnings over time. Future income tax recoveries of $30 million in 2002 and $29 million in 2001 have resulted in a remaining future income tax liability of $144 million at December 31, 2002. In 2002, the tax recovery was $1.91/boe ($1.83/boe in 2001) for an effective net depletion, depreciation and amortization rate ("DD&A") of $8.54/boe ($8.66/boe in 2001).

At year-end 2002, the Trust has approximately $765 million ($657.4 million in 2001) in income tax pools, which will be utilized to reduce the taxable portion of future cash distributions. In addition, ARC Resources has approximately $210 million ($203.6 million in 2001) of income tax pools as at December 31, 2002, which will be utilized to minimize, and potentially eliminate, future corporate income taxes.

DEPLETION, DEPRECIATION AND  FUTURE SITE RECLAMATION EXPENSES

The 2002 depletion, depreciation and amortization (DD&A) rate decreased slightly to $10.45/boe from $10.49/boe in 2001. The DD&A rate includes a provision for future site reclamation and abandonment of $0.69/boe in 2002 compared to $0.59/boe in 2001. The decrease in the DD&A rate in 2002 reflects the impact of 2002 drilling results and the positive year-over-year reserve revisions as determined by the Trust's independent oil and gas reserves evaluators. Assets to be depleted were increased by future development costs of $190.1 million and reduced by $12.6 million for the estimated future net realizable value of production equipment and $19.7 million for the value of unproven properties.


CAPITAL EXPENDITURES

Total capital expenditures including acquisitions aggregated $207 million in 2002 ($625 million in 2001). Of the total, $88 million was incurred on development drilling, geological, geophysical and facilities expenditures as ARC continues to develop its asset base, and $119 million of net acquisitions. Total reserve acquisition and development costs for 2002 were $9.27/boe compared to $9.75/boe in 2001. A breakdown of capital expenditures by category is shown below:

                                                                          2002            2001
-----------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ THOUSANDS):
Geological and geophysical                                               1,966           2,215
Development drilling                                                    70,074          73,147
Plant and facilities                                                    14,357          22,970
Other capital                                                            1,881           3,886
Producing property net acquisitions (1)                                119,113         522,659
-----------------------------------------------------------------------------------------------
Total capital expenditures                                             207,391         624,877
===============================================================================================
ESTABLISHED RESERVES (MBOE):
Net change in established reserves after production                      6,875          48,344
Annual production                                                       15,485          15,736
-----------------------------------------------------------------------------------------------
Annual established reserve additions                                    22,360          64,080
-----------------------------------------------------------------------------------------------
FINDING, DEVELOPMENT AND ACQUISITION COSTS (2) ($/BOE):
Current year                                                              9.27            9.75
Three year rolling average                                                8.21            6.94
Cumulative since inception                                                6.59            6.32
===============================================================================================

----------
(1)  value is net of post-closing adjustments

(2) finding, development and acquisition costs ("FD&A") based on established reserves


The Board of Directors of ARC Resources has approved a capital budget for 2003 of $115 million. This budget ranks individual projects to allow for revisions during the year in the event the Trust acquires additional properties with associated development opportunities, or there is a change in the business environment which may result in the acceleration or delay of certain expenditures.

ABANDONMENTS

ARC takes a proactive approach to environmental issues and abandonments and reclamation of associated well and facility sites as required. ARC annually carries out a program to abandon and reclaim wells and facilities, which have reached the end of their economic lives. ARC has established a reclamation fund into which $4.8 million cash and interest income was contributed during the year ($4.1 million in 2001). During 2002, $3.0 million of actual abandonment costs were incurred of which $2.0 million was funded out of the reclamation fund balance. At December 31, 2002 there was a fund balance of $12.9 million. This fund, invested in money market instruments, is established to provide for future abandonment liabilities. Future contributions are currently set at approximately $4.0 million per year in order to provide for the total estimated future abandonment and site reclamation costs. ARC has been active in improving the quality of its oil and gas reserve base by purchasing properties and then selling, smaller lower quality reserves which tend to have a shorter reserve life and therefore a shorter time period to the eventual abandonment of the property. This practice will continue in the future in order to mitigate actual future abandonment costs.


CAPITALIZATION AND FINANCIAL RESOURCES

As at December 31, 2002 the Trust had a working capital deficiency of $10.1 million compared to a working capital balance of $5.8 million as at December 31, 2001. The 2002 year end working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures. ARC participated in significant capital expenditures near the end of the year resulting in accrued capital expenditures of $21.6 million at December 31, 2002.

Total debt outstanding at December 31, 2002 was $338 million, which includes bank debt of $235 million and US$65 million (CDN$102.7 million) of Senior Secured Notes. ARC's oil and gas properties secure the debt. The Trust's debt increased by $71 million on December 23, 2002 with the closing of the acquisition of properties in the Ante Creek and Brown Creek areas, resulting in the available line of credit as at December 31, 2002 being reduced to $62 million with total available credit lines of $400 million. The Trust has proceeded with its annual credit review with its lenders with a view of increasing its credit lines from $400 million based upon the increase in the Trust's reserves from 178 mmboe to 185 mmboe.

The Trust's lending facilities consist of bilateral agreements with four Canadian chartered banks and one U.S. insurance company. In 2002, the Trust borrowed an additional US$30 million in senior secured notes at a 4.94% interest rate with an eight year term (six year average life) increasing the total U.S. denominated debt of the Trust to US$65 million. As the Trust's major revenue stream is tied to the value of oil in the United States the Trust has chosen to borrow approximately one-third of its debt in U.S. dollars. Similarly the Trust now has one-third of its debt locked in at fixed interest rates averaging 6.6 per cent and the remaining two-thirds floating based upon Canadian banker's acceptance rates plus a bank stamping fee.

The Trust's current plans are to finance the approved 2003 capital budget of $115 million with a combination of cash flow, debt, and equity by issuing units from treasury.

End-of-year 2002 net debt to total capitalization was 18.8 per cent (17.6 per cent in 2001) and debt to cash flow payout was approximately 1.6 years (1.1 years in 2001) based upon cash flow from operations of $224 million and net debt of $348 million.

($ thousands except per unit and per cent amounts)                                2002                 2001
------------------------------------------------------------------------------------------------------------
Bank debt                                                                     337,728               294,489
Less:  Working capital (deficiency)                                           (10,067)                5,805
------------------------------------------------------------------------------------------------------------
Net debt obligations                                                          347,795               288,694
Units outstanding and issuable for exchangeable shares (thousands)            126,444               111,693
Market price at end of period                                                  $11.90                $12.10
ARC market capitalization                                                   1,504,684             1,351,485
Total capitalization                                                        1,852,479             1,640,169
============================================================================================================
Net debt as a percentage of total capitalization                                18.8%                 17.6%
------------------------------------------------------------------------------------------------------------
Net debt obligations                                                          347,795               288,694
------------------------------------------------------------------------------------------------------------
Cash flow                                                                     223,969               260,270
------------------------------------------------------------------------------------------------------------
Net debt to cash flow                                                             1.6                   1.1
============================================================================================================

Currently several Canadian conventional oil and gas trusts have obtained stock exchange listings in the United States in order to make their trust units more accessible to US investors. We are monitoring this situation and at this time have chosen not to pursue a US listing. The Trust is a reporting company with the Securities and Exchange Commission ("SEC") in the United States and electronically files its financial statements and other disclosures as required with the SEC for the benefit of current and potential unitholders residing in the United States.


UNITHOLDERS' EQUITY

ARC's total capitalization increased 12 per cent to $1.9 billion during 2002 with the market value of trust units representing 81 per cent of total capitalization. During 2002 the market price of the Trust units traded in a fairly narrow range of $11.11 to $13.29 with an average daily trading volume of 305,000 units per day.

In May 2002, ARC completed an equity financing which raised $120.5 million of gross proceeds ($114.3 million net) on the issuance of 10.0 million trust units at $12.05 per trust unit. The proceeds were used to reduce existing debt levels on an interim basis and to partially fund 2001 and 2002 capital expenditures.

In conjunction with the Startech acquisition which occurred in January of 2001, ARC Resources issued Exchangeable Shares ("ARL Exchangeable Shares") which were listed on the TSX under the symbol "ARX". The Exchangeable Shares can be converted, at the option of the shareholder, into trust units. The number of trust units issuable upon conversion is based on the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average price preceding the record date. The Exchangeable Shares are not eligible for monthly cash distributions. As at December 31, 2002, there were 637,167 ARL Exchangeable Shares outstanding (914,775 in 2001) at an exchange ratio of 1.3135. In addition, a new series of Exchangeable Shares (ARML Exchangeable Shares) were issued by a subsidiary of the Trust in conjunction with the purchase of the Manager and internalization of the management contract on August 29, 2002. The new series of Exchangeable Shares are not publicly traded. As at December 31, 2002, 2,206,409 ARML Exchangeable Shares were outstanding with a year-end exchange ratio of 1.04337.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the Distribution Reinvestment Incentive Plan (DRIP) resulted in an additional 242,496 trust units being issued in 2002 at an average price of $12.15 raising a total of $3.0 million. In 2001, 57,117 trust units were issued under the DRIP program at an average price of $11.38 per trust unit.

During 2002, as part of ARC's long-term incentive plan, 1,334,072 trust unit incentive rights (1,509,517 rights in 2001) were issued to office and field employees, long-term consultants and independent directors at prices ranging from $11.47 to $12.80 per trust unit ($10.49 to $12.70 in 2001). The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 3,040,925 trust units at an average adjusted exercise price of $10.64 were outstanding at December 31, 2002. These rights have an average remaining contractual life of 3.6 years and expire at various dates to December 2007. Of the rights outstanding at December 31, 2002, 599,608 were exercisable at that time.


CASH DISTRIBUTIONS

Total cash distributions of $1.56 per trust unit were made in fiscal year 2002 ($2.31 in 2001) for total cumulative distributions since inception of $688.9 million ($10.64 per Trust unit). This distribution level was achieved after the deduction of $35.6 million (16% of cash flow) to fund capital expenditures in accordance with ARC's distribution policy to withhold up to 20% of cash flow, net of the reclamation fund contributions, to fund capital expenditures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy differs among the conventional oil and gas trusts. ARC believes it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns.

Monthly cash distributions for the first quarter of 2003 were set at $0.15 per trust unit subject to review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. During periods of volatile commodity prices, the Trust may vary the distribution rate monthly. Any differences between cash available for distribution and actual cash distributions in any quarter are adjusted for in the ensuing quarter's monthly distribution.

HISTORICAL DISTRIBUTIONS BY CALENDAR YEAR

($)                      DISTRIBUTIONS       TAXABLE         RETURN OF CAPITAL
--------------------------------------------------------------------------------

CALENDAR YEAR

2003                           0.13 (1)         0.08 (1)             0.05
2002                           1.58             1.07 (2)             0.51 (2)
2001                           2.41             1.64                 0.77
2000                           1.86             0.84                 1.02
1999                           1.25             0.26                 0.99
1998                           1.20             0.12                 1.08
1997                           1.40             0.31                 1.09
1996                           0.81             -                    0.81
--------------------------------------------------------------------------------
CUMULATIVE                    10.64             4.32                 6.32
--------------------------------------------------------------------------------

----------
(1) based on estimated taxable portion of 60 to 70 per cent for 2003 distributions

(2)  based on taxable portion of 68 per cent for 2002 distributions

TAXATION OF CASH DISTRIBUTIONS

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan in the 2002 taxation year, the split between the two is 68 per cent taxable with the remaining 32 per cent being tax deferred. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2003, ARC estimates that 60 to 70 per cent of cash distributions may be taxable; 30 to 40 per cent may be return of capital and used to reduce a unitholder's cost base on trust units held. Actual taxable amounts will be dependent on commodity prices experienced throughout the year.

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the current exchange ratio. The exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

2002 DISTRIBUTIONS BY MONTH
                                                     TAX DEFERRED AMOUNT (RETURN
($)                               TAXABLE AMOUNT             OF CAPITAL)           TOTAL DISTRIBUTION
----------------------------------------------------------------------------------------------------------
PAYMENT DATE

January 15, 2002                        0.1020                    0.0480                    0.15
February 15, 2002                       0.0884                    0.0416                    0.13
March 15, 2002                          0.0884                    0.0416                    0.13
April 15, 2002                          0.0884                    0.0416                    0.13
May 15, 2002                            0.0884                    0.0416                    0.13
June 17, 2002                           0.0884                    0.0416                    0.13
July 15, 2002                           0.0884                    0.0416                    0.13
August 15, 2002                         0.0884                    0.0416                    0.13
September 16, 2002                      0.0884                    0.0416                    0.13
October 15, 2002                        0.0884                    0.0416                    0.13
November 15, 2002                       0.0884                    0.0416                    0.13
December 16, 2002                       0.0884                    0.0416                    0.13
----------------------------------------------------------------------------------------------------------
TOTAL                                   1.0744                    0.5056                    1.58 (1)
----------------------------------------------------------------------------------------------------------

----------
(1)  Total is based upon cash distributions paid during 2002

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the following items as risks and in certain cases opportunities associated with the Trust's business: (a) operational risk associated with the production of oil and natural gas; (b) reserve risk in respect to the quantity and quality of recoverable reserves; (c) market risk relating to the availability of transportation systems to move the product to market; (d) commodity risk as oil and natural gas prices fluctuate due to market forces; (e) financial risks such as the Canadian/US dollar exchange rate, interest rates and debt service obligations; (f) environmental and safety risks associated with well and production facilities; and (g) changing government royalty legislation, income tax laws and incentive programs relating to the oil and gas industry.

The Trust's policies and procedures to mitigate these risks include to: (a) acquire mature production to reduce technical uncertainty; (b) acquire long life reserves to ensure more stable production and to reduce the economic risks associated with commodity price cycles; (c) maintain a low cost structure to maximize product netbacks; (d) diversify properties to mitigate individual property risk; (e) seek to maintain a relatively balanced commodity exposure;
(f) subject all property acquisitions to rigorous review; (g) closely monitor pricing trends and develop a mix of contractual arrangements for the marketing of products with creditworthy counterparties; (h) maintain a hedging program to hedge commodity prices and foreign currency rates with creditworthy counter parties; (i) continuously retain the services of technical experts when required; (j) ensure strong third-party operators for non-operated properties;
(k) adhere to the Trust's safety program and keep abreast of current operating practices; (l) carry insurance to cover losses and business interruption; and
(m) establish and build cash resources to pay for future abandonment and site restoration costs.

Below is a table that shows sensitivities to pre-hedging cash flow with operational changes and changes to the business environment:

                                                                          --------------------------
                                                                             CHANGE TO CASH FLOW
----------------------------------------------------------------------------------------------------
                                                              CHANGE        $000'S        $/UNIT
----------------------------------------------------------------------------------------------------
BUSINESS ENVIRONMENT
Price per Barrel of Oil (US$ WTI)                             $1.00         10,500    $     0.08
Price per Mcf of Natural Gas (CDN$ AECO)                      $0.10          3,200    $     0.02
US CDN Exchange Rate                                          $0.01          3,400    $     0.02
Interest Rate on Debt                                          1.0%          2,500    $     0.02

OPERATIONAL
Oil Production Volume - 100 bbl/d                              0.5%            800    $     0.01
Gas Production Volumes - 1 mmcf/d                              0.9%          1,400    $     0.01
Operating Exenses per $/Boe                                   10.0%          8,900    $     0.06
General & Administrative Expenses per Boe                     10.0%          1,500    $     0.01
----------------------------------------------------------------------------------------------------

The Trust is continually evaluating potential acquisitions with all acquisitions in excess of $10 million subject to Board approval. The Trust's business plan could result in multiple acquisitions in one fiscal year. As the nature of acquisitions in the energy business is usually by a competitive bid process we cannot predict whether or not the Trust will execute any acquisitions in the future. The Trust's scope of acquisitions being evaluating encompasses energy assets, including conventional oil and gas assets, oil sands interests, electricity or power generating assets and pipeline, gathering and transportation assets.

The management of the Trust has financed the purchase of conventional oil and gas assets in the past primarily by the issue of trust units and has ensured the Trust's financial ratios are comparable to other similar organizations. If the Trust acquired energy assets other than conventional oil and gas assets it would review alternatives for financing such acquisitions which may result in a higher use of debt but with the view of having the Trust's debt to total capitalization being comparable to similar sized organizations with the similar mix of assets.

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is communicated to users.

The Trust's financial and operating results incorporate certain estimates including:

     a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

     b)   estimated capital expenditures on projects which are in progress; and

     c) estimated depletion, depreciation and amortization and reported FD&A costs which are based on estimates of oil and gas reserves that the Trust expects to recover in the future.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimate. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

ARC's management team's mandate includes the ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.


OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders, by focusing on the key strategic objectives of the business plan. This focus has resulted in ARC Energy Trust achieving superior results, since inception in July 1996, by providing unitholders with cash distributions of $10.64 per trust unit and capital appreciation of $1.90 per trust unit for a total return of $12.54 per trust unit.

The key future objectives of the business plan, which is reviewed with the Board of Directors, includes:

     o    Annual reserve replacement;

     o    Ensuring acquisitions are strategic and enhance unitholder returns;

     o    Controlling costs - FD&A costs, operating costs and G&A expenses;

     o Actively hedging a portion of the Trust's production to enhance long-term returns and stabilize distributions;

     o    Conservative utilization of debt;

     o Continuously develop the expertise of our staff and hiring and retaining the best in the industry;

     o Building business relationships so as to be viewed as fair and equitable in all business dealings;

     o    Promoting the use of proven and effective technologies;

     o    Being an industry leader in the environment, health and safety area;
          and

     o Continuing to actively support local initiatives in the communities in which we operate and live.

In 2002 the Trust was successful in meeting or exceeding all of the above objectives and will continue to focus on and closely monitor these core objectives in 2003 and beyond.